FILED BY DEX ONE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DEX ONE CORPORATION

COMMISSION FILE NO. 1-07155

CORPORATE PARTICIPANTS

Alan Schultz Dex One Corporation - Chairman of the Board

Douglas Wheat SuperMedia Inc. - Chairman of the Board

Peter McDonald SuperMedia Inc. - President and CEO

Alfred Mockett Dex One Corporation - CEO

Dee Jones SuperMedia Inc. - EVP, CFO, and Treasurer

Greg Freiberg Dex One Corporation - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Jaime Lester Soundpost Capital - Analyst

Ned Zachar KLS Diversified Asset Management - Analyst

Donna Jaegers D.A. Davidson & Co. - Analyst

Bennett Lim Schultze Asset Management - Analyst

Colin Murphy Valerie - Analyst

Steve Hassan PineBridge Investments - Analyst

Lance Vitanza CRT Capital Group - Analyst

PRESENTATION

Operator

Good morning and welcome to the conference call to announce the proposed merger of Dex One and SuperMedia. On today’s call are Dex One Chairman, Alan Schultz; SuperMedia Chairman, Douglas Wheat; SuperMedia CEO, Peter McDonald; Dex One CEO, Alfred Mockett; SuperMedia CFO, Dee Jones; and Dex One CFO, Greg Freiberg.

Some statements made by the company today during this call are forward-looking statements. These statements include the Company’s beliefs and expectations as to future events and trends affecting the Company’s business and are subject to risks and uncertainties.

The Company advises you not to place undue reliance on these forward-looking statements. If you [And you consider them in the light of the risk factors set forth in the reports filed by SuperMedia and Dex One for the Securities and Exchange Commission. The Company has no obligation to update any forward-looking statements.

All participants are in a listen-only mode until the question-and-answer session begins following the presentation. (Operator Instructions). Today’s call is being recorded and is also being broadcast live over the Internet at www.supermedia.com and www.dexone.com.

In addition, there are supplemental materials that will be referenced on today’s call available at the Company’s website. To access those materials, go on the Investor Relations section of the two Company websites at www.dexone.com or www.supermedia.com.

At the end of the Company’s prepared remarks, there will be a question-and-answer session. And now I’d like to turn the call over to Mr. Alan Schultz. Mr. Schultz?

Alan Schultz - Dex One Corporation - Chairman of the Board

Good morning, everyone. Thank you for joining us this morning. Let me introduce Doug Wheat, Chairman of the Board of SuperMedia.

Douglas Wheat - SuperMedia Inc. - Chairman of the Board

Good morning.

Alan Schultz - Dex One Corporation - Chairman of the Board

Today we announced that the Boards of Dex One and SuperMedia have approved the merger of our companies to create a premier national provider of social, local, and mobile marketing solutions through direct relationships with local businesses. The merger is subject to stockholder and lender approval. We believe this merger is in the best interest of shareholders, lenders, customers, employees, and consumers, and we expect the transaction to generate significant operational and financial synergies to create additional investor value. Is there anything that you’d like to add, Doug?

Douglas Wheat - SuperMedia Inc. - Chairman of the Board

First, let me thank you. You’ve been an absolute credit and pleasure to work with. We and our Board colleagues have spent considerable time together to understand each other’s companies and to explore the large market opportunity we have to help local businesses grow. Both Boards unanimously and enthusiastically support this merger, and I personally look forward to continue working with you to support the combined Company in achieving its potential.

Alan Schultz - Dex One Corporation - Chairman of the Board

Thanks, Doug. Doug and I are joined the call this morning by the architects of this transaction, SuperMedia President and CEO, Peter McDonald; and Dex One CEO, Alfred Mockett. Over the last two years they have led the transformation of their companies along nearly identical paths. We believe combining Dex One and SuperMedia into a single national Company will accelerate our transformation, improve our positioning for growth, and create significant advantage in the marketplace from improved operational and financial performance.

Both companies are made up of individuals with deep knowledge and experience with local media, local businesses, and related solutions, technology, and operations. I have been a Director of Dex One since 2005 and will become Chairman of the merged Company, which will have the name Dex Media.

Peter McDonald, SuperMedia’s President and CEO, has been designated CEO for the new Company. Peter has over 35 years of local media experience, including service as President and Chief Operating Officer of Dex One’s predecessor company, RH Donnelly.

The Boards also have designated Dee Jones, SuperMedia’s CFO, as the CFO for the combined Company. He is a financial executive with the Company and has been with the Company — or its predecessor — for over 20 years.

While Alfred Mockett will be stepping down at the completion of the transaction, I want to make note of his vision and performance in transforming Dex One. This transaction would not have happened without his leadership and guidance. He will continue to lead Dex One until merger close.

Again, thank you for joining us on this important day. Let me now turn the presentation over to Peter McDonald.

Peter McDonald - SuperMedia Inc. - President and CEO

Thank you, Alan. This is an exciting day for everyone at Dex One and SuperMedia. I extend thanks to Al, Doug, and the other directors of both companies, to the senior teams, and especially Alfred, for the great partnership and good efforts to create this merger, which we believe will benefit our clients, our companies, and our investors.

Let me summarize the proposed transaction. This will be a stock-for-stock merger, with Dex One shareholders owning approximately 60% and SuperMedia shareholders owning approximately 40% of a corporate entity named Dex Media. Just a note on Dex Media — it provides a new corporate name to differentiate the new Company from its predecessors, but it is not intended to be a new brand in the marketplace. The Dex One and SuperMedia names and the brand names for the Company’s solutions, products, and services have significant value with business clients and consumers.

Decisions regarding if and when to implement brand-name changes in local markets will be made after further evaluation and planning. In terms of leadership, as Al noted, he will become Chairman of the Board; I have been designated as CEO; and Dee Jones is CFO Designate. The Board composition will reflect a merger of equals, with five members, including Al, named by Dex One; five members, including me, named by SuperMedia; and one new, independent director to be selected by the new Board as the 11th member.

We expect the transaction to close in the fourth quarter. Both companies will be negotiating amendments to their existing credit agreements as a condition of closing the transaction. Information on the proposed amendments to our credit facilities will be filed with the SEC, after which we will begin discussions with our lenders.

Al referred to transformation underway at Dex One and SuperMedia. It is a transformation in response to the marketplace. Everyday consumers assume more control of how they search and shop through a proliferation of social, local, and mobile platforms and applications.

All media, and particularly traditional print media, are challenged to keep up with technology innovation and changes in consumer behavior. Local businesses are overwhelmed by the time, resource, knowledge, and requirements of 21st-century marketing. Buying Google Ad Words, creating and updating your Facebook and Google Plus pages, posting to your blog, managing your business’s reputation, changing the offer on your website and mobile website can consume many hours each week, even if you have expertise, which most business owners do not.

This is our opportunity. Our strategy is to be the trusted marketing consultants for local businesses. As media-agnostic experts, our marketing consultants, backed by a supporting team of media planners and analysts, can design and implement the best social, local, and mobile solutions to help businesses attract and retain customers. We make everything simple. We build long-term relationships in each community we serve and deliver measurable results. In short, we become an outsourced marketing department, so business owners can focus on what they do best, serving their customers.

On a combined basis, Dex One and SuperMedia begin with more than 3,100 local marketing consultants, who have relationships with more than 700,000 business clients, one of the largest direct channels to local businesses in the United States. Together, we offer a complete suite of local media solutions that can be provided in combination or to pinpoint specific marketing needs for different categories and sizes of businesses.

Our present solutions include websites and mobile websites, listings and reputation monitoring and management, and creation management of social media, like Facebook and Google Plus. And the promotion solutions include search engine marketing, where it is important to note that Dex One and SuperMedia are two of only 16 companies to qualify as Google Premier SMB partners.

In addition, our patent-protected proprietary platforms syndicate our clients’ content across more than 250 other locations, matching clients with the most cost-effective sources of quality leads and phone calls for their specific business. We also have web and mobile display and pay-per-action solutions. In addition, web, mobile and print Yellow Pages.

While print Yellow Pages have never been used by all categories of business, for many, Yellow Pages continue to be the most cost-effective advertising medium to generate leads. There were more than 7 billion references to Yellow Pages last year, most of them at a cost significantly less than the costs with digital media. By bundling together solutions including print and digital media, we are able to offer many businesses leads at a better return on investment than an all-digital program.

And results are what businesses want. Business owners are less interested in understanding the differences among media than in seeing results a marketing program delivers as measured by leads, particularly phone calls. This is the way we are accountable to our clients, with full transparency and regular reports and through real-time portals. Business owners can log on and actually listen to live calls we generate for them by using tracking lines in digital and print media. They can determine the quality and improve the way they interact with their customers.

The final piece of the value proposition in our transformation strategy is service. Dex One and SuperMedia have trained people in new roles and implemented new tools to explain, fulfill, and service our bundled solutions. We believe that the trusted local relationships with business owners, combined with flexible bundled solutions that deliver measurable results backed by great service, make up the formula for success.

It’s going to be exciting to adopt the best practices from both companies in all these areas and apply them across the country to speed up our transformation. Having been a part of Dex One as well as SuperMedia, I know there are many talented people in both companies. This merger will bring together their great attitudes, best thinking, and best practices on behalf of local businesses and the combined companies’ investors. We are all eager to complete the approval process and integration planning and move forward. Now let me ask Alfred for his perspective on the transaction.

Alfred Mockett - Dex One Corporation - CEO

Thank you, Peter, and good morning, everyone. When I first joined Dex One in the fall of 2010, I talked about the realities of the marketplace, and the fact that our industry was at an inflection point. It was then and remains today in a period of discontinuous change. This is neither incremental nor evolutionary change, but rather a step-function change thrust on us by technological developments and changing demographics — and the interaction of the two. Reaching consumers today is becoming ever more complicated as a result of media fragmentation. Simply put, local businesses need help.

Peter and I have been leading two companies that have risen to the challenge of simplifying this complex, fragmented world of digital media for local businesses. Later this year, we will combine our efforts and create a true leader in the category, a business national in scope with the scale to penetrate more of the market.

We have two highly complementary businesses with rich portfolios of social, local, and mobile marketing solutions. We have partnered with leaders in the areas of mobile search, reputation management, and search engine marketing, among others, and we continue to seek new relationships to enrich our offerings.

Looking at how each of the companies contributes on a merged pro forma basis, you can see how similar they are. Last year, total revenue would’ve been $3.1 billion, with $1.5 billion from Dex One and $1.6 billion from SuperMedia. In terms of EBITDA, the combined Company would have reported $1.2 billion, with $629 million from Dex One and $608 million from SuperMedia. Focusing on net debt, as of the end of the second quarter of 2012, Dex One reported $2 billion and SuperMedia $1.4 billion for a total of $3.4 billion.

Going forward, we believe the Company will achieve annual expense synergies of $150 million to $175 million, with a one-time cost to achieve those synergies of $100 million to $120 million. Savings will come primarily from reduction in directory printing, paper, production and distribution costs, consolidation of G&A functions, elimination of duplicative and overlapping activities, and rationalization of the product and service portfolios.

In addition to generating synergies, we expect the combined Company to preserve Dex One’s net operating loss carryforwards of approximately $1.1 billion and be combined with other tax attributes for a total of approximately $1.8 billion, all of which will be available to offset income and generate additional cash flow.

With improved cash flow from operating synergies and the use of tax attributes, the merged Company will be better positioned to retire debt and strengthen its balance sheet. The extension of the credit agreements through 2016 should provide the additional time necessary to retire debt and grow digital revenue.

In summary, the merger of these two companies creates one of the largest channels of marketing consultants serving local businesses, generates significant incremental cash flow from operational synergies and preservation of tax attributes, provides additional runway to increase digital penetration and stabilize revenues, and improves the Company’s ability to retire debt and strengthen the balance sheet.

Jackie, we are now ready to respond to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jaime Lester, Soundpost Capital.

Jaime Lester - Soundpost Capital - Analyst

Congratulations, guys. The question is around the depreciation of the combined Company, and also if you could give a little bit more color between the $1.1 billion of NOLs and the total tax asset number that you guys put out there? And kind of when — are there any restrictions on the remainder of those tax assets?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes, with respect to the tax attributes of $1.8 billion that Alfred cited, you’ve got an NOL, and then you also have basis attributes that are going to be preserved as a result of this transaction. There’s going to be a little movement around it, but we’re looking to preserve the full $1.8 billion of tax attributes that will be realized over the course of the next few years. And we believe we have formulated a construct that effectively preserves those tax attributes and gives us opportunities to take advantage of those as we bring the two companies together.

Jaime Lester - Soundpost Capital - Analyst

So, depreciation and amortization amount?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

I don’t have that degree of specificity in front of me. Greg, I don’t know if you have that or not?

Greg Freiberg - Dex One Corporation - EVP and CFO

I do. This is Greg Freiberg. On the Dex One side, we have been running at about $100 million of depreciation/amortization a quarter. And so I think — we don’t foresee that there’s going to be large changes there. We’ve done a big write-down previously of our goodwill, so I don’t anticipate something else similar.

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

And on our side, the depreciation aspects of the business is about $60 million, on the SuperMedia side. But as we move through this process, we understand there’s going to be a need for further visibility around the financial dynamics of the combined entities. You will be seeing additional financials and information around the expectations for this business and the combined businesses in due course, and we realize the need for visibility around that as people assess their position with respect to this transaction.

But we do — honestly, we see a truly value-enhancing transaction here, and we’ll be able to demonstrate that as we move through this process. And you’ll see more of that financial information in due course.

Jaime Lester - Soundpost Capital - Analyst

Okay. And two more quick questions — the synergy amount of $150 million or $175 million by 2015 — how much of that should we expect to see on a run rate basis by 2014? And then is it safe to assume that the banks are in the loop on this, and they’re supportive of the transaction?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

We are working with the agents to get an organized and coordinated process in place, and there will be more information out about that in short order. With respect to the synergy aspects of things, the $150 million to $175 million is the full run rate.

Again, the specifics around that and the timing of it as we look out will come out in information that will be out in due course as we move through the process with both the lenders and the shareholders around the transaction. And with regard to the — through the process with lenders, we feel it’s absolutely imperative that we work in an organized and coordinated fashion with the agents, and we are in process of getting that process in place such that we can make sure that all four tranches of debt have adequate and appropriate representation, and moving through the course with regard to getting these amendments, the amend and extend aspect of the deal, accomplished.

Jaime Lester - Soundpost Capital - Analyst

Okay, thanks. Congratulations again.

Operator

Andrew Colvin with KLS Diversified.

Ned Zachar - KLS Diversified Asset Management - Analyst

Hi, it’s Ned Zachar at KLS. Thanks for taking questions, and thanks for having the call. We are on the lending side, and so my question is focused there.

It sounds like the lending groups will remain in place for each of the three different operating boxes. Is that the right way to think of how the structure will look, post deal?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Well, obviously there’s work to be done with respect to the lender and the various credit agreements. But at present, that is the anticipated construct that we would be looking at on the back side of this. But we are going to be working with agents around all the dynamics associated with that.

At present we are not looking at a principal reduction. We’re looking at an extension and some other modifications, but we are not looking at this point to change the basic construct.

Ned Zachar - KLS Diversified Asset Management - Analyst

So there’s still — I think there are three different lending groups. So those three lending groups would remain in place, at least for now, and then maybe contemplate a more global refinancing in a year or two, or something like that?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

We will continuously evaluate that construct as we move forward, but right now, there’s three lending groups on the Dex One side and one lending group, consolidated lending group on the SuperMedia side. We will be working with the agents and representatives from all of those silos to get at an appropriate resolution here.

Operator

Donna Jaegers with D.A. Davidson.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Two quick ones, actually. Can you talk a little bit more on the overlap between SuperMedia and Dex, and what sales would be involved? I know SuperMedia runs competitive books in some of Dex’s markets.

Alfred Mockett - Dex One Corporation - CEO

Yes, Donna. This is Alfred. The two companies are very complementary with regard to the geographical footprint. We are virtually contiguous with minimal overlap. That said, there are some partial overlaps in about four or five areas — Seattle, Portland, Minneapolis spring to mind. And it’s not really material compared with the scale of the overall transaction. We will seek to rationalize that by rescoping and consolidating books to minimize revenue leakage.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay, great. And then I lost track of the union negotiations at Dex One. Have those been resolved?

Alfred Mockett - Dex One Corporation - CEO

They have been resolved. In fact, yesterday the membership of the IBEW ratified our preliminary agreements. So that’s done and dusted.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Can you talk a little about the terms of that agreement, Alfred?

Alfred Mockett - Dex One Corporation - CEO

They gave management the flexibilities that we need as we evolve the business. And the membership were pleased with the changes, particularly the compensation plan.

Operator

Bennett Lim with Schultze Asset Management.

Bennett Lim - Schultze Asset Management - Analyst

Can you elaborate a little on how both companies decided on a 60%/40% split of ownership of new combined Company? And what factors were used to determine the ownership split?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

The ownership split is evaluated across numerous aspects of where the equity value is and the equity value trades. And that’s a split that the respective Boards negotiated, too, long and hard, and got comfortable with as far as the relative value of the enterprises as we looked at the combination opportunity. It was essentially a hard-fought negotiation that was arrived at between the two respective Boards.

Alfred Mockett - Dex One Corporation - CEO

It’s also a split that was borne out by the market. We look at trailing averages, 10, 30, 60, 90 — it comes at 60%/40%, plus or minus a few percentage points, and it fluctuated around that mean.

Bennett Lim - Schultze Asset Management - Analyst

Okay. On the back of that, right, how much of the combined Company does Dex One need to own post the transaction, to preserve the tax attributes of the combined Company?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

There’s a lot of dynamics around this. It’s a fairly, very complex tax construct and situation. We’ve formulated a construct here in working with some tax advisors that we believe will preserve those attributes as we move forward. It’s not just a function of ownership position in those aspects; there’s various elements to preserving those tax attributes, but we believe we’ve formulated a mechanism to preserve those attributes.

Bennett Lim - Schultze Asset Management - Analyst

Okay. Do you expect any challenges with regards to antitrust approval for the deal?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

No, we’re not anticipating regulatory approvals with respect to this deal beyond our own constituency approvals.

Alfred Mockett - Dex One Corporation - CEO

Yes. In fact the scale of the transaction is below the minimum requirement for Hart-Scott-Rodino filing.

Bennett Lim - Schultze Asset Management - Analyst

Okay. And what is expected cash tax rate of the combined Company between 2013 and 2015?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Well, as I mentioned earlier, as we move through this process, specifics around the financials and the modeling and the forecast, inclusive of all the cash attributes associated with this, will be put out in due course. And that visibility will be provided to the respective constituents in appropriate forums and at an appropriate time.

Operator

Colin Murphy with Valerie.

Colin Murphy - Valerie - Analyst

Yes, Al or Dee, could you break down the current NOL tax assets at our RHDI East and West?

Peter McDonald - SuperMedia Inc. - President and CEO

Yes — that degree of specificity we are not prepared to put forth today. Like I said, that information for all the constituents to evaluate the transaction will come out in due course. But right now, we are not prepared to lay out all of that specificity.

Colin Murphy - Valerie - Analyst

Okay. My last question is, when do you expect to approach the bank group to start negotiations?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

We understand that it’s imperative that we get to that in very, very short order. We’re working with the agents to get the process established, and coordinated, and organized, and engaged, and we are going to do that as quickly as we possibly can. And I would expect that you’ll see more information around that in the very, very near term.

Greg Freiberg - Dex One Corporation - EVP and CFO

One comment there is we do file silo-specific financials after the end of each quarter. That information should be out there on the interlink.

Colin Murphy - Valerie - Analyst

All right. On the historical side?

Greg Freiberg - Dex One Corporation - EVP and CFO

Yes. On the historical side.

Operator

Steve Hassan with PineBridge Investments.

Steve Hassan - PineBridge Investments - Analyst

I just wanted to ask, do you have any change of control provisions on the bonds for Dex and on the bank debt for Dex and SPMD?

Peter McDonald - SuperMedia Inc. - President and CEO

You’re getting — to speak to the bonds.

Greg Freiberg - Dex One Corporation - EVP and CFO

We do, and that’s something that we keep track of. As Dee mentioned earlier, we are mindful of it, that we want to not have — inadvertently lose some of the tax assets. We are comfortable that we put a process in place that would address that, and that’s going to come out in some more detail in due course as part of the process here with the — working with the admin agents. But we believe that the full $1.8 billion is going to be preserved.

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

With respect to any change of control provisions around the bond aspect and approvals required there, with the construct we’re putting in place we’ll not require that — any approval or adjustment relative to the bond piece of the business. On the amend and extend side, with respect to the SuperMedia tranche of debt, part of the amend and extend that we will be seeking is to include approval with respect to the change of control provision.

Steve Hassan - PineBridge Investments - Analyst

On the Dex side of the bank debt, there are some covenant levels which are — are you also looking to change those covenant levels as well, as part of the amendment process?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes. The degree of specificity around the amend and extend is not yet out there, and, again, will be provided in due course. And we expect that all of those elements will be highlighted and provided to the respective groups in short order. Suffice it to say that we’ve considered all aspects of the credit agreements and the requirements around this to allow us the maximum opportunity to move forward and transform these businesses.

Steve Hassan - PineBridge Investments - Analyst

And one last one. Dex has guidance out for 2012. At this point, are you planning to update that guidance?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

As part of this process, we understand that visibility and transparency with respect to the expectations for the business is going to be necessary in order for the various constituent groups to understand and approve this transaction. And so, as part of this process, we will be providing transparency around expectations for the business, to the degree that we believe it necessary in order for those evaluations to take place. And that will be out as we move through the process, again, like I said, in due course.

Alfred Mockett - Dex One Corporation - CEO

From the Dex perspective, on the second quarter call we established guidance for third quarter, and we reaffirmed our guidance and tightened the range for the year. And we stand by that guidance.

Operator

[Jami Yun with Tsintao.]

Unidentified Participant

Just a couple questions. First, which operating entity or borrower will most of the synergies come from?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

I’m sorry, I couldn’t fully understand you.

Peter McDonald - SuperMedia Inc. - President and CEO

Which operating entity will most of the synergies come from?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

The synergy aspect of this transaction — we believe those to be significant and very achievable synergy levels, and is an absolutely critical part of the value-enhancing part of this transaction. We will be putting in place a cost sharing agreement that should be familiar to a lot of the lenders and the folks involved with Dex One in the past.

It’s very consistent. And essentially — I wouldn’t say it totally mirrors, but essentially mirrors, the construct and the makeup of the cost sharing arrangement that is in place. And as we move through the implementation and integration of these two enterprises and begin getting at those synergies, those synergies will flow along the lines with respect to that cost sharing agreement and naturally flow to the respective operating entities underlying the respective combined entity.

And as part of the process, we understand that the agents, the advisors, and the lender groups will want to get validation with respect to that, and how the — the fairness and propriety of the cost sharing, and the respective relationship of how the synergies will flow. And that will certainly be part of the process as we work through the next couple of months.

Unidentified Participant

Okay, so that’s something you will disclose in the coming weeks or months. Is that correct?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes. The cost sharing arrangement and the relationships around that, as well as the expected cash attributes of each of the respective lender groups, will be part of the process as we go forward.

Unidentified Participant

Okay. And is there any expectation right now to guarantee each other’s debt, or anything like that?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

No. The anticipated construct would not contemplate that.

Peter McDonald - SuperMedia Inc. - President and CEO

If it’s okay, I’m going to just come back on a question Steve had asked earlier, because I can give a little more detail. Steve had asked on the change of control, and the merger agreement that we have does contemplate that, if possible, we might need generally some specific transfer restrictions in regards to the new Company common stock.

And that would be — in some scenarios that might be necessary to preserve the tax assets. So this is going to have some more detail on Thursday, but there’s many different options, and it is complicated on preserving the tax assets. We do think we are going to be able to preserve that.

Operator

Lance Vitanza with CRT Capital Group.

Lance Vitanza - CRT Capital Group - Analyst

I apologize; I jumped on a little bit late. But did you say that you intended to launch an amend and extend for all four silos, or is that just for certain of the silos?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

There will be an amend and extend process that involves all the respective silos of debt, all four of the tranches.

Lance Vitanza - CRT Capital Group - Analyst

And I thought I might have heard something about just 2016. But maybe I misheard that?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes. We are looking for extension of all the facilities through the end of 2016 as part of that process. But again, specificity around that will come out in due course. We are working with the agents to get a coordinated, organized process in place that will allow us to get through this in an expeditious fashion with adequate — and representation from all four silos.

Lance Vitanza - CRT Capital Group - Analyst

It looks like, if I’m reading the 8-K correctly, that the merger itself is actually contingent on 100% approval to the amend and extend? Is that accurate?

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes. The merger agreement at present reflects a 100% requirement with respect to the amend and extend that we’ll be working with the agents to get in place. This is a value-enhancing transaction, and we believe it to be a truly significant value-enhancing transaction.

Those benefits will accrue, and we believe in a very fair and appropriate fashion to all the investors across all the respective silos. And we believe it’s going to be a very compelling case with the respective lender groups, and we’re looking to get at 100% approval with respect to this.

Lance Vitanza - CRT Capital Group - Analyst

Is there some wiggle room on that, though? I don’t disagree with your characterization, but 100% is always a tall order.

Dee Jones - SuperMedia Inc. - EVP, CFO, and Treasurer

Yes, we understand the nature of the requirement. We also understand and view the transaction and the nature of that, and the benefits that it will accrue to the respective lender groups are sufficient to achieve that. We appreciate your perspective and understand it.

Lance Vitanza - CRT Capital Group - Analyst

Got it. Thank you.

Greg Freiberg - Dex One Corporation - EVP and CFO

This is Greg. I just fully echo what Dee said. This is very compelling story, and we look forward to getting that out.

Operator

Ladies and gentlemen, we have reached our allotted time for questions. We appreciate your participation in today’s conference. You may now disconnect and have a wonderful day.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex. In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex. INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov. Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272. Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources described above. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.